August 6, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Ms. Megan Akst

Re:	NOV Inc. (the “Company”)

Form 10-K for the Year Ended December 31, 2023

File No. 001-12317

Ladies and Gentlemen:

This letter responds to the comments that the Company received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on July 25, 2024. For your convenience, the Company’s responses are prefaced by the Commission’s comment in bold text.

Form 10-K for the Year Ended December 31, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations Executive Summary, page 36

1.

When providing a discussion and analysis of a non-GAAP measure, please ensure such disclosure is accompanied by a similar discussion and analysis of the corresponding GAAP measure with equal or greater prominence. For example, you disclose the decrease in segment Adjusted EBITDA YoY and Q4 over Q3 fiscal 2023 without providing similar information for the corresponding GAAP measure. In addition, you disclose total adjusted EBITDA for Q3 fiscal 2023 and Q4 fiscal 2022 without providing similar GAAP information for net income. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the non-GAAP C&DIs.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that in future filings, we will endeavor to fully comply with Item 10(e)(1)(i)(A) of Regulation S-K and the related Staff guidance. Specifically, the Company will not present Adjusted EBITDA (or a discussion and analysis of the changes therein) for any periods where the comparable GAAP information is not presented with equal or greater prominence. In addition, the Company respectfully advises the Staff that it has already reflected the foregoing in its Form 10-Q for the second quarter ended June 30, 2024.

2.

We note that you include various measures for the most recent quarter, including new orders booked, book to bill ratio, and orders shipped on an individual segment basis. In order to provide context to your current measure, please revise to include comparative information for the periods presented in the filing. Refer to SEC Release No. 33-10751.

Response:

The Company advises the Staff that in future filings, where such measures are presented for a current period, we will provide comparative information for the relevant prior period. In addition, the Company respectfully advises the Staff that it has already reflected the foregoing in its Form 10-Q for the second quarter ended June 30, 2024.

Results of Operations, page 37

3.

Please revise to explain in sufficient detail the reasons driving changes in your financial statement line items on a consolidated and segment basis. When you discuss revenue fluctuations, specifically describe the extent to which changes are attributable to changes in prices, changes in the volume or amount of goods or services being sold, or to the introduction of new products or services. Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any off-setting factors. Also, revise to include a separate discussion of the company’s consolidated results based on the line items in your consolidated statements of income. Refer to Item 303(a) and (b) of Regulation S-K and SEC Release No. 33-8350.

Response:

We acknowledge the Staff’s comment. We confirm that in future filings, we will endeavor to provide greater detail of the reasons driving changes in financial statement line items and, where we describe two or more business reasons that contributed to a material change in a financial statement line item, we will quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any off-setting factors. In situations where it is not practical to quantify such changes, we will provide a qualitative discussion of the relative significance of each factor that contributed to the overall change in that line item where possible. We will also include a separate discussion of the Company’s consolidated results based on the line items in its consolidated statements of income.

August 6, 2024

With respect to specifically describing the extent to which revenue fluctuations are attributable to changes in prices, changes in the volume or amount of goods or services being sold, or to the introduction of new products or services, we note that the Company’s revenues are significantly impacted by factors other than price and volume. Sales mix often varies considerably period to period, so unit price and volume comparisons for products are often of limited utility. One of the biggest drivers in the change of sales mix and volumes relates to changes in activity and demand from different markets. We provide that information as part of our disaggregated revenue disclosures in the notes to the financial statements, and will provide narrative discussion of this information in the Management’s Discussion and Analysis section of future periodic and annual reports, to the extent relevant. Management has also historically provided comparative data on key energy services industry drivers, most notably, changes in oil prices and rig counts, as those items have a material impact on demand for our products and services, and also indirectly impact pricing. Furthermore, we offer many products that are sold at varying prices to different customers in different regions. Therefore, we do not quantify aggregate price and volume for our product lines or segments and believe it would not be practical to do so. However, if there are material changes to overall volume or pricing that impact our financial results, we will describe those changes.

In addition, the Company respectfully advises the Staff that it has already reflected the foregoing in its Form 10-Q for the second quarter ended June 30, 2024.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Remaining Performance Obligations, page 64

4.

You disclose that the company expects to recognize as revenue over the next 12 months approximately $1.5 billion of the unsatisfied or partially satisfied performance obligations with the remainder being recognized thereafter. Please revise to disclose when the remaining $3 billion will be recognized on a quantitative basis using time bands that would be most appropriate for the duration of the remaining performance obligations or by providing qualitative information. Refer to ASC 606-10-50-13.

Response:

In response to the Staff’s comment, the Company will revise the disclosure in its future annual and quarterly reports to disclose the amount of its unsatisfied or partially satisfied performance obligations expected to be recognized on a quantitative basis, using the time bands that would be most appropriate for the duration of the remaining performance obligations. In addition, the Company respectfully advises the Staff that it has already reflected the foregoing in its Form 10-Q for the second quarter ended June 30, 2024.

The information below illustrates what the Company’s remaining performance obligations disclosure in Note 2 to its consolidated financial statements would have been if the changes were incorporated into the Form 10-K for the year ended December 31, 2023.

Remaining Performance Obligations

Remaining performance obligations represent the transaction price of firm orders for all revenue streams for which work has not been performed on contracts with an original expected duration of one year or more. We do not disclose the remaining performance obligations of royalty contracts, service contracts for which there is a right to invoice, and short-term contracts that are expected to have a duration of one year or less.

As of December 31, 2023, the aggregate amount of the transaction price allocated to remaining performance obligations was $4,492 million. The Company expects to recognize approximately $1,491 million in revenue for the remaining performance obligations in 2024, $885 million in 2025, $431 million in 2026, and $1,685 million thereafter.

In providing this response letter to the Staff, the Company acknowledges that (i) the Company and its management are responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has any questions regarding the responses set forth herein, please contact Megan Foscaldi of Locke Lord LLP at (617) 239-0282.

Sincerely,

/s/ Peter F. Vranderic
Peter F. Vranderic
Assistant General Counsel